UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No.55297/February 15, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12531

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In the Matter of                                    :
                                                    :
COMBINED COMPANIES CORP.,                           :
COMMUNICATION VENTURES, INC.,                       :
INTECHNOLOGIES, INC.,                               :       ORDER MAKING FINDINGS
REPCO, INC.,                                        :       AND REVOKING REGISTRATIONS
SUTRA MANAGEMENT CORP.,                             :       BY DEFAULT
SYNDICATE VENTURES, INC.,                           :
TRANSWAVE CORP.,                                    :
VEDA CORP., and                                     :
1 SOLUTION CORP.                                    :

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 11, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).  All Respondents were served with the OIP by January 18, 2007.  See 17 C.F.R. § 201.141(a)(2)(ii).  Respondents' Answers to the OIP were due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b).

On January 31, 2007, the Division of Enforcement (Division) filed a motion for default against all Respondents for failure to file timely Answers.  Before ruling on that motion, I ordered Combined Companies Corp. (Combined), Communication Ventures, Inc. (Communication Ventures), InTechnologies, Inc. (InTechnologies), Repco, Inc. (Repco), Sutra Management Corp. (Sutra), Syndicate Ventures, Inc. (Syndicate), Transwave Corp. (Transwave), Veda Corp. (Veda), and 1 Solution Corp. (1 Solution) each to show cause, by February 12, 2007, why they should not be held in default and the proceeding resolved against them.

To date, no Respondent has filed an Answer or responded to the Show Cause Order. Accordingly, Combined, Communication Ventures, InTechnologies, Repco, Sutra, Syndicate, Transwave, Veda, and 1 Solution are in default for failing to file Answers, respond to a dispositive motion within the time frame provided, or otherwise defend the proceeding.  See 17 C.F.R. §§ 201.155, .220(f).  As authorized by Rule 155(a) of the Commission's Rules of Practice, I deem the following allegations in the OIP to be true.

Combined (CIK No. 1101997) is a void Delaware corporation located in Hopelawn, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company's original president is also the president of co-respondent

Communication Ventures. Combined is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported no assets and an accumulated loss of $22,646.

Communication Ventures (CIK No. 1102144) is a void Delaware corporation located in Malibu, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The president of the company is the original president of co-respondent Combined. Communication Ventures is delinquent in its periodic filings with the Commission, having not filed any periodic reports since a Form 10-QSB was filed for the period ended June 30, 2000, and that filing reported no assets and an accumulated loss of $17,413.

InTechnologies, formerly known as Jetco, Inc., (CIK No. 1099804) is a void Delaware corporation located in St. George, Utah, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The current president of co-respondent Communication Ventures was the original president of InTechnologies. InTechnologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000. That filing reported that the company had no assets and a net loss of $272,080 for the nine months ended September 30, 2000.

Repco (CIK No. 83179) is a void Delaware corporation located in Mt. Vernon, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The current president of co-respondent Communication Ventures was the chief executive officer (CEO) of Repco from 1990 through 1995. Repco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1990.

Sutra (CIK No. 1103110) is a void Delaware corporation located in Malibu, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The current president of co-respondent Communication Ventures is also Sutra's president. Sutra is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported no assets and an accumulated loss of $37,655. The company's stock is not publicly quoted or traded. On May 18, 2005, the Commission filed a complaint and obtained a temporary restraining order in the U.S. District Court for the Central District of California against Sutra and its CEO restraining them from violations of the registration and antifraud provisions of the federal securities laws. On November 18, 2005, the Commission obtained a permanent injunction against Sutra and its CEO enjoining them from selling unregistered securities.

Syndicate (CIK No. 1101886) is a void Delaware corporation located in Malibu, California, with a class of equity securities registered with the Commission on December 29, 1999, pursuant to Exchange Act Section 12(g). The current president of co-respondent Communication Ventures is also Syndicate's president. Syndicate is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported no assets and an accumulated loss of $24,163.

Transwave (CIK No. 1103108) is a void Delaware corporation located in Sherman Oaks, California, with a class of equity securities registered with the Commission pursuant to Exchange

Act Section 12(g). The current president of co-respondent Communication Ventures is also the president of Transwave. Transwave is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2001, which reported no assets and a net loss of $49,413 since inception.

Veda (CIK No. 1101303) is a void Delaware corporation located in Sherman Oaks, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The current president of co-respondent Communication Ventures is the chairman of Veda. Veda is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported no assets and an accumulated loss of $17,424.

1 Solution (CIK No. 1101417) is a void Delaware corporation located in Sherman Oaks, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The current president of co-respondent Communication Ventures is a director of 1 Solution. 1 Solution is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported no assets and an accumulated loss of $24,195.

As discussed above, a common person was or is affiliated with all Respondents as an officer or director. Further, all Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Exchange Act Rule 13a-13 requires issuer to file quarterly reports (Forms 10-Q or 10-QSB). By failing to file required periodic reports while their securities were registered with the Commission, Respondents have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registrations of the securities of Respondents.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Combined Companies Corp., Communication Ventures, Inc., InTechnologies, Inc., Repco, Inc., Sutra Management Corp., Syndicate Ventures, Inc., Transwave Corp., Veda Corp., and 1 Solution Corp., are REVOKED.

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James T. Kelly
Administrative Law Judge